Filed by McCormick & Company, Incorporated
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Unilever PLC
(Commission File No. 001-04546)

McCormick & Co., Inc.

24 Schilling Road, Suite 1
Hunt Valley, MD 21031

April 9, 2026

All,

Thank you for joining McCormick's Annual Meeting of Stockholders last Wednesday. It capped an important and exciting week for our company. There is no question that 2026 will be a defining year in McCormick’s 137-year history as we move forward with our proposed combination with the Unilever Foods business.

I wanted to reinforce a few highlights from our meeting that speak to how we are well positioned for what’s ahead. Through decades of M&A, we have learned that successful transactions require a strong foundation and a growing core business. That’s exactly what we have today.

McCormick’s 2025 financial results reflect differentiated volume-led organic growth and share gains, powered by sustained momentum from investing in our brands, expanding distribution, and driving innovation. Our first quarter 2026 results and our conviction in our fiscal 2026 outlook reflects continued topline momentum, margin improvement, and strong operating income growth anchored by the aforementioned innovation, continuous efficiency, and – importantly – our acquisition of additional ownership interests in McCormick de Mexico.

As we considered our proposed combination with Unilever Foods, we saw a business that, at its core, is very similar to McCormick’s - including a track record of volume growth, great brands in flavor categories, healthy investment in its portfolio, and strong margin profile. We believe that the combination of these strengths will amplify the foundation of our success, further differentiating McCormick.

As with any transaction, particularly one of this size, there are always questions on expected value creation and the structure for the proposed combination. I’d like to reiterate a few key points on these topics:

Our combination is about growth and creating value. Combining with Unilever Foods brings us an expanded portfolio of globally recognized brands and a more diverse distribution infrastructure to bring them to market. We expect the combined company will have faster, volume-driven growth in attractive categories at a significantly greater scale, with a strong operating margin – before we realize any of the anticipated synergies. Overall, we expect the combination will be accretive to our financial profile in the first full year, and we expect continued upside as we execute against our stated synergy opportunities and reinvest in our business.

The combination will also empower McCormick to continue Making Life More Flavorful by doing what we do best: elevating iconic brands through our focus on flavor, like we have with the McCormick brand, French’s, Frank’s RedHot, Cholula, and many others. The Hellmann’s and Knorr brands comprise approximately 70% of Unilever Foods’ sales, and both have high strategic fit in our portfolio. Knorr in particular has $5 billion in annual sales and is focused in a fast-growing global bouillon category that is highly complementary to spices and seasonings. Unilever has acknowledged it can do more with Knorr – and McCormick is the right partner to do it, especially in the U.S. where Knorr has significant runway to grow. As with any transaction of this scale, we will continue to evaluate how each brand fits within our long-term strategic vision.

McCormick will continue to be McCormick. Unilever shareholders are a broad, global group of institutional and individual investors, some of whom already own McCormick shares today. At close, they will receive McCormick shares and become McCormick shareholders. As Unilever’s existing shareholder base is dispersed, the transaction will not result in a new controlling shareholder for our company. The combined company, while much larger, will retain the McCormick corporate name. McCormick will run the combined enterprise; our global headquarters will stay in Hunt Valley, Maryland; our Board will remain in place; I will continue to serve as CEO, alongside Marcos Gabriel as CFO. As we shared in the announcement, the combined company will also have an international headquarters in the Netherlands – where Unilever Foods’ largest office and leading R&D center is based, with attractive proximity to the combined company’s EMEA and Asia Pacific operations.

We are prepared to execute successfully on this integration. While this transaction will be larger than prior integrations, anticipated compatibility between McCormick and Unilever’s dedicated food infrastructure will permit smoother integration. The combined company’s portfolio will remain focused and anchored in core flavor categories, including herbs, spices, seasonings, condiments, and sauces, as well as in retail and foodservice channels where we already are accustomed to operating. The business will span approximately 100 countries with five shared core markets prioritized for value capture: the U.S., China, the UK and Ireland, France, and Mexico. In short, we view this as a scaled integration within straightforward categories, markets, and operations.

Moreover, Unilever has prepared for the potential for its Foods business to be a standalone organization for several years. As a result, Unilever Foods largely operates as a standalone commercial organization, with its own dedicated management, marketing, supply chain leadership, and sales force, and 34 of its 40 manufacturing sites exclusively dedicated to its business, positioning us for a relatively straightforward lift-and-shift integration. Where there are some dependencies in certain markets where Unilever has acted under its “One Unilever” unified structure, Unilever has developed a strong understanding from recent separations of its other foods assets about how to shift these operations.

We are ensuring operating continuity from day one. There is strong alignment and shared commitment between both McCormick and Unilever, with comprehensive transition services agreements to be put in place at closing that will support clear governance, shared ownership of outcomes, and mutual incentives to deliver a seamless integration, a unique advantage for a transaction of this scale. We will integrate capabilities while protecting brand equity and customer relationships, and we are approaching this as a disciplined, repeatable integration capability, not a one-time event.

Finally, we know prudent capital allocation is important to our shareholders. I want to underscore that upon closing, the incremental debt involved in this transaction will be that of the larger combined company, not debt of McCormick as it stands today. Following the close, we expect the combined company to maintain an investment grade rating, continue to invest in growth, and pay dividends consistent with McCormick’s historical dividend policy, while delivering strong cash flow from operations that provides a clear path to reduce net leverage.

There are a number of steps that need to be taken before the transaction is completed. Until then McCormick and Unilever Foods will remain separate companies. Looking ahead, this combination brings together scale, alignment, and focused execution designed to accelerate growth and deliver long-term value, building on McCormick’s 137-year history of success and strengthening the company for its next chapter. A chapter we are approaching with confidence in our core business, clarity on our strategy, and respect for the responsibility we have to our shareholders. I look forward to continuing the dialogue in the weeks ahead.

Sincerely,

Brendan Foley

Chairman, President and CEO

McCormick Cautionary Statement Regarding Forward Looking Statements

Certain information contained in this document that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as “will,” “aim,” “expects,” “anticipates,” “intends,” “looks,” “believes,” “vision,” “ambition,” “target,” “goal,” “plan,” “potential,” “work towards,” “may,” “milestone,” “objectives,” “outlook,” “probably,” “project,” “risk,” “continue,” “should,” “would be,” “seeks,” or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of McCormick. The forward-looking statements contained in this document include, without limitation, the anticipated benefits of, and our plans, strategies and objectives relating to, the pending transaction with Unilever Foods.

These and other forward-looking statements are based on management’s current views and assumptions. They are not historical facts, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to obtain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (vi) the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented; (vii) uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (viii) the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters; (ix) the risk that combined company financial information relating to the transaction, including anticipated combined company revenues, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined company; (x) the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected; (xi) the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; (xii) the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; (xii) the ability of McCormick to manage additional debt and successfully de-lever following the transaction; and (xiv) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company’s filings with the Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or revise publicly, any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov. The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick’s website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Participants in Solicitation

McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick’s shareholders in connection with the proposed transaction. Information about McCormick’s directors and executive officers and their ownership of McCormick’s common stock is set forth in McCormick’s proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick’s securities have changed since the amounts printed in McCormick’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.